SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Tele Centro Oeste Celular Participações S.A. and Subsidiaries

Interim Financial Statements for the Quarter

Ended June 30, 2004 and

Independent Accountants' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of

Tele Centro Oeste Celular Participações S.A.

Brasília - DF

1.         We have performed a special review of the accompanying interim financial statements of Tele Centro Oeste Celular Participações S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of June 30, 2004, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2.         We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.         Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.         We had previously reviewed the Company and consolidated balance sheets as of March 31, 2004 and the Company and consolidated statements of income for the quarter and the six-month period ended June 30, 2003, presented for comparative purposes, and issued unqualified review reports thereon, dated April 20, 2004 and July 18, 2003, respectively.

5.         The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 21, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

BALANCE SHEETS AS OF JUNE 30, 2004 AND MARCH 31, 2004

(In thousands of Brazilian reais - R$)

	Company		Consolidated
ASSETS	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	96.651	98.831	1.005.629	914.231
Trade accounts receivable, net	94.918	103.588	422.835	454.898
Interest on capital and dividends	97.637	97.637	-	-
Inventories	39.864	17.883	131.670	79.336
Deferred and recoverable taxes	78.489	35.335	240.050	155.819
Derivatives	135	-	268	-
Prepaid expenses	4.326	3.991	20.019	15.730
Other	14.020	11.034	44.860	12.096
	426.040	368.299	1.865.331	1.632.110

LONG-TERM ASSETS
Receivables from affiliates	36.737	5.276	-	-
Deferred and recoverable taxes	210.148	32.594	467.312	56.605
Derivatives	279	8	585	16
Despesas antecipadas	1.191	676	7.727	3.849
Other	27.023	26.272	28.751	28.150
	275.378	64.826	504.375	88.620

PERMANENT ASSETS
Investments	1.776.751	1.360.616	3.807	4.197
Property, plant and equipment, net	236.884	240.385	942.724	882.517
Deferred charges, net	-	-	24.640	25.775
	2.013.635	1.601.001	971.171	912.489

TOTAL ASSETS	2.715.053	2.034.126	3.340.877	2.633.219

The accompanying notes are an integral part of these financial statements.

	Company		Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2004	March 31, 2004	June 30, 2004	March 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

CURRENT LIABILITIES
Payroll and related accruals	9.327	7.228	18.591	12.616
Trade accounts payable	70.880	55.126	349.986	240.497
Taxes payable	17.296	24.555	95.858	90.664
Loans and financing	28.875	28.369	109.597	138.838
Reserve for contingencies	345	-	2.434	-
Interest on capital and dividends payable	125.959	127.916	132.403	135.119
Pension plan	-	-	-	35
Derivatives	1.744	3.224	3.428	10.980
Other	7.649	6.320	20.451	18.320
	262.075	252.738	732.748	647.069

LONG-TERM LIABILITIES
Loans and financing	31.574	41.898	182.111	212.673
Reserve for contingencies	114.707	109.281	117.554	112.134
Pension plan	1.681	1.681	2.810	2.810
Derivatives	1.342	3.378	1.980	6.667
Other	548	548	548	548
	149.852	156.786	305.003	334.832

MINORITY INTEREST	-	-	-	26.716

SHAREHOLDERS' EQUITY
Capital	792.966	764.511	792.966	764.511
Treasury shares	(49.162)	(49.162)	(49.162)	(49.162)
Capital reserves	574.813	64.135	574.813	64.135
Income reserves	480.234	480.234	480.234	480.234
Retained earnings	504.149	364.758	504.149	364.758
	2.303.000	1.624.476	2.303.000	1.624.476

Funds for capitalization	126	126	126	126

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2.715.053	2.034.126	3.340.877	2.633.219

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED JUNE 30, 2004 AND 2003

(In thousands of Brazilian reais - R$, except for per share data)

	Company		Consolidated
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GROSS REVENUE
Telecommunication services	275.133	266.315	1.148.671	1.008.775
Sales of products	46.240	27.177	211.515	133.734
	321.373	293.492	1.360.186	1.142.509

Deductions	(73.145)	(57.531)	(336.621)	(240.710)

NET OPERATING REVENUE	248.228	235.961	1.023.565	901.799

Cost of services provided	(43.149)	(72.734)	(179.847)	(264.046)
Cost of products sold	(53.756)	(36.625)	(218.939)	(156.708)

GROSS PROFIT	151.323	126.602	624.779	481.045

OPERATING INCOME (EXPENSES)
Selling expenses	(53.984)	(27.993)	(210.179)	(129.372)
General and administrative expenses	(31.528)	(52.535)	(73.462)	(89.486)
Other operating income	26.855	28.073	25.191	18.993
Other operating expenses	(9.889)	(6.949)	(28.863)	(17.514)
Equity pick-up	181.547	167.842	-	-
	113.001	108.438	(287.313)	(217.379)

INCOME BEFORE FINANCIAL INCOME (EXPENSES)	264.324	235.040	337.466	263.666

Financial expenses	(19.398)	(86.181)	(50.697)	(124.992)
Financial income	11.939	86.997	79.199	191.555

INCOME FROM OPERATIONS	256.865	235.856	365.968	330.229

Nonoperating income (expenses), net	191	623	(2.243)	1.043

INCOME BEFORE TAXES	257.056	236.479	363.725	331.272

Provision for income and social contribution taxes	(20.557)	(24.349)	(124.015)	(115.220)
Minority interest	-	-	(3.211)	(3.922)

NET INCOME	236.499	212.130	236.499	212.130

EARNINGS PER THOUSAND SHARES - R$	0,62094	0,56469	0,62094	0,56469

The accompanying notes are an integral part of these financial statements.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE QUARTER ENDED JUNE 30, 2004

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.         OPERATIONS

Tele Centro Oeste Celular Participações S.A. ("Company" or "TCO") is a publicly-traded company which, as of June 30, 2004, is controlled by Telesp Celular Participações S.A. ("TCP") (89.19% of voting capital and 29.30% of total capital).

The Company is the controlling company of the operators Telegoiás Celular S.A. ("Telegoiás"), Telemat Celular S.A. ("Telemat"), Telems Celular S.A. ("Telems"), Teleron Celular S.A. ("Teleron"), Teleacre Celular S.A. ("Teleacre") and Norte Brasil Telecom S.A. ("NBT").

The Company provides mobile telephone services, including necessary or useful activities to provide its services, in conformity with the authorization received to operate in the Distrito Federal area until July 24, 2006. The subsidiaries also provide mobile telephone services as described below:

Subsidiary	Interest - %	Operation area	Expiration date of authorization

Telegoiás	100.00	Goiás and Tocantins States	10/29/2008
Telemat	100.00	Mato Grosso State	03/30/2009
Telems	100.00	Mato Grosso do Sul State	09/28/2009
Teleron	100.00	Rondônia State	07/21/2009
Teleacre	100.00	Acre State	07/15/2013
NBT	100.00	Amazonas, Roraima, Amapá, Pará and Maranhão States	11/29/2013

Authorizations may be renewed once for 15 years, on a chargeable basis.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code (CSP) on national (VC2 and VC3) and international long-distance calls, in accordance with the Personal Mobile Service (SMP) rules. The operators no longer receive VC2 and VC3 revenues; instead, they receive interconnection revenues for the use of their networks on these calls.

The Company also has controlling interest in TCO IP S.A. ("TCO IP"), which provides telecommunications services, Internet access, solutions and other.

Telecommunications services provided by the Company and its subsidiaries, including related services, are regulated by the Federal regulatory authority, the National Telecommunications Agency (ANATEL), as authorized by Law No. 9,472, of July 16, 1997, and the respective regulations, decrees, decisions, and plans.

2.         PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements include the balances and transactions of the Company and its subsidiaries. In consolidation, all intercompany balances and transactions have been eliminated.

The financial statements as of March 31 and June 30, 2004 have been reclassified, where applicable, for comparability purposes.

3.         SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements are expressed in thousands of Brazilian reais (R$) and have been prepared in accordance with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission (CVM), which do not provide for the recognition of inflation effects beginning January 1, 1996.

The accompanying interim financial statements, except for the standardization of the criteria adopted by TCP for handset subsidy and accounting recognition of FISTEL (Telecommunication Inspection Fund) fees (TFI and TFF), have been prepared in accordance with principles, practices and criteria applied consistently with those used to prepare the financial statements at last yearend and should be analyzed together with those financial statements.

4.         CASH AND CASH EQUIVALENTS

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Cash and cash equivalents	15,472	2,188	29,871	8,328
Temporary cash investments	81,179	96,643	975,758	905,903
Total	96,651	98,831	1.005.629	914,231

Temporary cash investments refer to fixed-income investments that are indexed to interbank deposit (CDI) rates.

5.         TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Unbilled amounts	15,106	14,908	52,735	54,259
Billed amounts	49,914	42,478	190,798	167,086
Interconnection	21,991	40,637	126,064	202,146
Products sold	15,856	13,840	87,140	68,246
Allowance for doubtful accounts	(7,949)	(8,275)	(33,902)	(36,839)
Total	94,918	103,588	422,835	454,898

Changes in the allowance for doubtful accounts were as follows:

	06/30/04
	Company	Consolidated

Beginning balance	8,425	33,828
Additions in the first quarter	3,189	16,737
Write-offs for the first quarter	(3,339)	(13,726)
Balance as of March 31, 2004	8,275	36,839
Additions in the second quarter	2,451	9,383
Write-offs for the second quarter	(2,777)	(12,320)
Balance as of June 30, 2004	7,949	33,902

6.         INVENTORIES

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Digital handsets	39,841	15,578	123,574	70,604
Other	1,679	3,139	15,340	13,877
Allowance for obsolescence	(1,656)	(834)	(7,244)	(5,145)
Total	39,864	17,883	131,670	79,336

7.         DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Recoverable income and social contribution taxes	1,891	6,517	5,366	43,825
Withholding income tax	6,873	6,353	39,596	35,533
Recoverable ICMS (state VAT)	13,862	16,161	67,424	52,683
Recoverable PIS and COFINS (taxes on revenue) and other	3,204	876	7,326	2,289
Total recoverable taxes	25,830	29,907	119,712	134,330
ICMS on unbilled sales	73	480	5,189	2,816
Deferred income and social contribution taxes	262,734	37,542	582,461	75,278
Total	288,637	67,929	707,362	212,424

Current	78,489	35,335	240,050	155,819
Long term	210,148	32,594	467,312	56,605

Deferred income and social contribution taxes are comprised of:

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Transferred tax credit (corporate restructuring)	223,950	4,769	513,514	16,457
Allowance/Reserve for:
Contingencies	27,631	25,669	29,309	26,639
Doubtful accounts	2,703	2,814	11,527	12,525
Network use	269	582	2,252	4,048
Commission	1,393	1,097	6,539	4,923
Advertising	1,125	651	3,710	2,263
Other	5,663	1,960	15,610	8,423
Total	262,734	37,542	582,461	75,278

Current	60,331	14,205	154,533	50,847
Long term	202,403	23,337	427,928	24,431

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a) The transferred tax credit consists of the net balance of goodwill and the reserve for maintenance of integrity of shareholders' equity (Note 29); it is realized as goodwill and is being amortized by TCO and its subsidiaries until June 30, 2009.

b) Temporary differences will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies, approved by Company's Board of Directors and Fiscal Council, indicate the full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371.

Realization of the tax credits is estimated as follows:

Year

Company

Consolidated

2004	60,331	154,533
2005	48,986	78,703
2006	44,903	102,212
2007	44,903	102,212
2008	44,903	102,212
2009	18,708	42,589
Total	262,734	582,461

CVM Resolution No. 371 determines that periodic studies must be carried out to support the maintenance of the amounts recorded. The subsidiary TCO IP did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

8.         PREPAID EXPENSES

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Advertising	1,418	2,117	6,223	8,851
FISTEL fees	2,869	1,487	18,309	8,394
Financial charges	471	471	1,036	1,036
Insurance premiums	170	47	617	148
Other	589	545	1,561	1,150
Total	5,517	4,667	27,746	19,579

Current	4,326	3,991	20,019	15,730
Long term	1,191	676	7,727	3,849

9.         OTHER ASSETS

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Advances to employees and suppliers	3,139	2,241	25,522	4,696
Advance for purchase of shares	14,387	13,823	14,387	13,823
Escrow deposits	12,397	12,388	14,101	13,730
Handset subsidy	2,802	890	9,857	5,003
Receivables from subsidiaries and affiliates	6,407	7,880	1,090	420
Other	1,911	84	8,654	2,574

Total

	41,043	37,306	73,611	40,246

Current	14,020	11,034	44,860	12,096
Long term	27,023	26,272	28,751	28,150

10.     INVESTMENTS

a) Investments in subsidiaries

Investee	Common stock interest (%)	Preferred stock interest (%)	Total interest (%)

Telegoiás	100.00	100.00	100.00
Telemat	100.00	100.00	100.00
Telems	100.00	100.00	100.00
Teleron	100.00	100.00	100.00
Teleacre	100.00	100.00	100.00
NBT	100.00	100.00	100.00
TCO IP	99.99	100.00	99.99

b) Number of shares held

Investee	Common	Preferred	Total

Telegoiás	2,432	4,303	6,735
Telemat	353	358	711
Telems	600	666	1,266
Teleron	273	454	727
Teleacre	1,064	923	1,987
NBT	24,001	47,999	72,000
TCO IP	499	500	999

c) Information on subsidiaries

Investee	Shareholders' equity as of June 30, 2004	Shareholders' equity as of March 31, 2004

Telegoiás	682,833	524,317
Telemat	418,517	306,418
Telems	309,644	238,844
Teleron	102,311	73,740
Teleacre	52,501	39,954
NBT	213,532	205,343
TCO IP	(6,735)	(5,822)

Investee	Net income (loss) for the quarter ended June 30, 2004	Net income (loss) for the quarter ended June 30, 2003

Telegoiás	69,896	67,188
Telemat	48,302	37,575
Telems	37,376	29,343
Teleron	9,573	10,869
Teleacre	5,170	5,258
NBT	16,256	24,225
TCO IP	(1,815)	(2,694)

d) Components and changes

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Investment in subsidiaries	1,477,206	1,346,316	-	-
Goodwill paid on investment acquisition	21,482	21,872	5,898	6,288
Goodwill transfer to subsidiaries in the corporate restructuring	286,548	-	-	-
Negative goodwill on acquisition of interest in NBT	(2,282)	(2,282)	(2,282)	(2,282)
Advance for future capital increase - TCO IP	510	510	-	-
Reserve for losses on investment - TCO IP	(6,735)	(5,822)	-	-
Other investments	22	22	191	191

Investment balance	1,776,751	1,360,616	3,807	4,197

Changes in investment balances as of June 30, 2004 and March 31, 2004 are as follows:

	06/30/04	03/31/04

Beginning balance of investments, net of reserve for losses	1,280,369	1,280,369
Equity pick-up	183,362	81,479
Interest on capital and dividends received	28,554	-
Goodwill paid on investment acquisitions	(430)	1
Goodwill transfer to the subsidiaries in the corporate restructuring	286,548	-
Reserve for investment losses	(1,815)	(902)
Investments in subsidiaries	239	59
Expired dividends and interest on capital (subsidiary)	705	-
Amortization of goodwill on investment acquisitions	(781)	(390)
Ending balance of investments, net of reserve for loss	1,776,751	1,360,616

Goodwill and negative goodwill in the amount of R$3,616 refer to:

NBT

a) Acquisition of the 45% equity interest in NBT from Inepar S.A. ("Inepar") in May 1999, and capital increase in June 2000 by the Company, in the amount of R$6,054.

b) Negative goodwill on purchase of the 1.67% equity interest in NBT from Inepar in June 2003 in the amount of R$2,282.

c) Amortization in the second quarter of 2004 in the amount of R$2,382.

Telegoiás

a) Acquisition of Telegoiás shares in the market in November 2001, in the amount of R$4,774.

b) Amortization in the second quarter of 2004 in the amount of R$2,548.

The goodwill related to NBT and Telegoiás is being amortized over ten and five years, respectively.

11.     PROPERTY, PLANT AND EQUIPMENT

		Company
		06/30/04			03/31/04
	Annual depreciation rate - %	Cost	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	316,394	(223,362)	93,032	97,328
Switching equipment	10	87,016	(39,224)	47,792	49,265
Infrastructure	5 - 10	70,618	(44,610)	26,008	28,241
Land	-	2,185	-	2,185	2,185
Software use rights	20	51,827	(27,805)	24,022	26,183
Buildings	4	12,258	(6,025)	6,233	5,070
Terminals	(a)	19,671	(16,221)	3,450	2,949
Other assets	5 - 20	29,888	(16,387)	13,501	14,499
Assets and construction in progress	-	20,661	-	20,661	14,665
Total		610,518	(373,634)	236,884	240,385

		Consolidated
	Annual	06/30/04			03/31/04
	depreciation rate - %	Cost t	Accumulated depreciation	Net book value	Net book value

Transmission equipment	14.29	884,395	(543,562)	340,833	348,525
Switching equipment	10	277,136	(114,863)	162,273	163,049
Infrastructure	5 - 10	179,985	(78,620)	101,365	104,892
Land	-	7,898	-	7,898	7,898
Software use rights	20	141,165	(67,953)	73,212	77,924
Buildings	4	29,211	(8,685)	20,526	19,376
Terminals	(a)	41,054	(28,705)	12,349	9,458
Concession license	-6.90	60,550	(19,697)	40,853	41,948
Other assets	5 - 20	70,060	(33,296)	36,764	38,661
Assets and construction in progress	-	146,651	-	146,651	70,786
Total		1,838,105	(895,381)	942,724	882,517

(a) On March 1, 2004, the useful life of terminals was reduced from 24 months to 18 months, in order to better reflect the state of operations. This change resulted in an increase in depreciation expense of R$1,488 for the second quarter.

12.     DEFERRED CHARGES

	Consolidated
	Annual
	amortization
	rate - %	06/30/04	03/31/04

Preoperating expenses:
Financial expenses	10	16,701	16,701
General and administrative expenses	10	27,991	27,991
		44,692	44,692
Accumulated amortization:
Preoperating		(20,052)	(18,917)
Total		24,640	25,775

13.     TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Suppliers	59,609	39,385	288,818	158,229
Interconnection	2,948	8,118	14,831	32,915
Amounts to be transferred - SMP (a)	6,019	5,288	39,026	40,125
Other	2,304	2,335	7,311	9,228

Total

	70,880	55,126	349,986	240,497

(a)    Refers to long-distance services to be passed on to operators due to the migration to the Personal Mobile Service (SMP) system.

14.     TAXES PAYABLE

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

State VAT (ICMS)	13,967	16,611	68,242	58,653
Income and social contribution taxes	188	-	12,669	11,930
Taxes on revenue (PIS and COFINS)	1,727	6,326	7,896	12,843
FISTEL fees	581	611	3,538	3,831
FUST and FUNTTEL	196	259	1,146	938
Other taxes	637	748	2,367	2,469
Total	17,296	24,555	95,858	90,664

15.     LOANS AND FINANCING

a) Composition of debt

			Company		Consolidated
Description	Currency	Charges	06/30/04	03/31/04	06/30/04	03/31/04

BNDES	R$	TJLP + interest of 3.5% to 4% per year	9,250	10,604	149,141	160,106
Other	R$	Column 27 FGV	-	-	1,793	1,750
Teleproduzir (a)	R$	Interest of 0.2% per month	-	-	14,092	11,933
Finimp	US$	Libor + interest of 2% to 7% per year	-	-	-	30,280
Resolution No. 2,770	US$	US$ + average interest of 7.41% per year	112	210	959	1,794
Export Development Corporation - EDC	US$	Six-month Libor + interest of 3.9% to 5% per year	50,719	59,065	109,263	128,261
BNDES - basket of currencies	UMBNDES	Basket of currencies variation UMBNDES + 3.5% per year	-	-	15,129	15,199
Interest			368	388	1,331	2,188
Total			60,449	70,267	291,708	351,511

Current			28,875	28,369	109,597	138,838
Long term			31,574	41,898	182,111	212,673

(a) The long-term portion related to the benefit under the "Programa Teleproduzir" refers to an agreement made with the Goiás State Government for deferral of ICMS payments. This amount was reclassified from taxes payable to loans and financing. Pursuant to this agreement, the ICMS due will be paid in 84 monthly installments, with a grace period of 12 months from the end date of utilization of the benefit, expected to occur in October 2004.

b) Repayment schedule

The long-term portion of loans and financing matures as follows:

06/30/04

Year

Company

Consolidated

2005	16,778	54,868
2006	14,796	75,035
2007	-	39,887
2008	-	5,273
2009	-	2,013
2010	-	2,013
2011	-	2,013
2012	-	1,009
Total	31,574	182,111

c) Restrictive covenants

The Company and its subsidiaries have loans and financing from the National Bank for Economic and Social Development (BNDES) and Export Development Corporation (EDC), whose consolidated balances at June 30, 2004 are R$164,270 and R$109,263 (R$175,305 and R$128,261 as of March 31, 2004), respectively. As of that date, various loan covenants were complied with by the Company and its subsidiaries.

d) Derivatives

Consolidated

As of June 30, 2004, the Company and its subsidiaries have exchange rate swap contracts in the notional amount of US$40,861,000 (US$61,582,000 as of March 31, 2004) to hedge against exchange rate fluctuations on foreign currency obligations. As of June 30, 2004, the Company and its subsidiaries recognized an accumulated net unrealized loss of R$4,555 (net gain of R$17,631 as of March 31, 2004) on these derivatives, represented by a balance of R$853 of which R$268 in current assets and R$585 (R$16 as of March 31, 2004) in long-term assets, and a balance of R$5,408 (R$17,647 as of March 31, 2004) in liabilities, of which R$3,428 (R$10,980 as of March 31, 2004) in current and R$1,980 (R$6,667 as of March 31, 2004) in long term.

e) Guarantees

Banks	Guarantees

BNDES - TCO operators	In the event of default, 15% of receivables and CDBs equivalent to the amount of the next installment payable are pledged.

BNDES NBT	In the event of default, 100% of receivables and CDBs equivalent to the amount of next installment payable during the first year and two installments payable in the remaining period are pledged.

EDC	TCO's and other subsidiaries' guarantees.

Other loans and financing	TCO's guarantee.

16.     OTHER LIABILITIES

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Services to be provided - prepaid	2,096	2,259	13,919	11,159
Accrual for customer loyalty program (a)	585	529	1,499	1,354
Customers	1	122	66	1,214
Payables to subsidiaries and affiliates	4,967	3,410	4,967	4,593
Other obligations	548	548	548	548
Total	8,197	6,868	20,999	18,868

Short term	7,649	6,320	20,451	18,320
Long term	548	548	548	548

(a)     On November 1, 2002, the Company launched a customer loyalty program whereby the customer makes calls and earns points redeemable for prizes (call minutes, points in TAM airline loyalty program, and other). The points expire in 24 months. Accumulated points are accrued when granted, considering redemption prospects based on the consumption profile of participant customers. The accrual is reduced when points are redeemed by customers.

17.     RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable by its legal counsel.

Components of the reserves are as follows:

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Telebrás	104,334	98,936	104,334	98,936
Tax	9,525	9,525	9,784	9,557
Civil	929	660	4,628	3,141
Labor	264	160	1,242	500
Total	115,052	109,281	119,988	112,134

Short Term	345	-	2,434	-
Long Term	114,707	109,281	117,554	112,134

 Telebrás

Corresponds to original loans from Telecomunicações Brasileiras S.A. - Telebrás that, according to Attachment II to the Spin-off Report dated February 28, 1998, approved by the Shareholders' Meeting held in May 1998, and in the opinion of the Company's management, should be allocated to the respective holding companies of Telegoiás and Telebrasília Celular S.A.

Management believes that there was an error in the allocation of the loans upon the spin-off and suspended the payments after the change in the Company's control. The loans are restated based on the general market price index (IGP-M) plus interest of 6% per year.

In June 1999, the Company filed a lawsuit claiming that all assets related to these loans, as well as the accessory items of these assets, are owned by it, and claiming for refund for the installments paid.

In November 1999, the Company's management decided to transfer to the holding company the liability arising from the loan originally payable to Telebrás, since the liability was absorbed in the spin-off process.

On August 1, 2001, a court decision dismissed the Company's claims in the declaratory action; however, on October 8, 2001, the Company filed an appeal, which has not yet been judged to date.

The Company's legal counsel believes that the chances of an unfavorable outcome on these contingencies are probable as to the merit of the claim and possible as to the restatement index. The unaccrued difference as of June 30, 2004 between the original contractual rates and the restatement index used as described above is estimated at R$33,447 (R$29,286 as of March 31, 2004).

a) Tax

Probable loss

In the second quarter, no new significant tax lawsuits that were classified as having a "probable" unfavorable outcome were filed. The changes in the reserves for tax contingencies correspond to the monthly changes in the lawsuits since the previous year.

Remote loss

In the second quarter, no significant new tax lawsuits that were classified as having a "possible" unfavorable outcome were filed. No significant changes in the lawsuits indicated in this report have occurred since the previous year.

b) Labor and civil

Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses.

In the cases in which the chance of loss is classified as possible, the amount involved is R$7,751 (R$7,751 as of March 30, 2004) for civil claims, and R$1,381 (R$1,149 as of March 30, 2004) for labor claims.

18.     LEASES (CONSOLIDATED)

The Company and its subsidiaries have lease agreements. Expenses recorded in the second quarter of 2004 were R$2,032 (R$1,972 as of June 30, 2003). The outstanding obligation under such agreements, adjusted at the exchange rate prevailing at June 30, 2004, is R$2.201 (R$2.934 as of March 31, 2004). This balance will be paid in monthly, bimonthly and quarterly installments through June 2005, as established in the related agreements.

19.     SHAREHOLDERS' EQUITY

a) Capital

On March 30, 2004, the Company increased its capital by R$175,338, without issuance of new shares, through capitalization of part of the income reserve exceeding capital as of March 31, 2004, and by R$19,078, with issuance of 2,247,062 common shares, through capitalization of the tax benefit realized in 2001, 2002 and 2003.

On June 30, 2004, the company increased its capital by R$28,554 and reduced it by R$100 due to the corporate restructuring. As a result, the capital increased from R$764,511 to R$792,966, represented by shares without par value, as shown below:

Thousands of shares	06/30/04	03/31/04

Common shares	129,458,667	128,680,400
(-) Common shares in treasury	(5,791,394)	(5,791,394)
Preferred shares	257,206,308	252,766,698
Total	380,873,581	375,655,704

b) Treasury shares

Shares held in treasury as of June 30, 2004 and March 31, 2004 totaled 5,791,394,000 common shares. In the quarter, no common or preferred shares for treasury were purchased.

c) Capital reserves

i) Special premium reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

d) Income reserves

i) Legal reserve

The legal reserve is calculated based on 5% of annual net income until it equals 20% of paid-up capital or 30% of capital plus capital reserves; from then on, allocations to this reserve are no longer mandatory. This reserve is intended to ensure the integrity of capital and can only be used to offset losses or increase capital. This reserve is recognized at yearend.

ii) Retained earnings reserve for expansion

According to article 196 of Law No. 6,404/76, the Annual Shareholders' Meeting approved the recognition of a retained earnings reserve in the amount of R$310,238 with the remaining balance of the net income for 2003, after deductions for legal reserve and dividends, for use in future investments based on the capital budget also approved by the Annual Shareholders' Meeting.

e) Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in article 12 of the bylaws; they have priority in the redemption of capital, without premium, are entitled to receive dividends of at least 25% of net income for the year, calculated as defined by article 202 of corporate law, have priority in the payment of minimum, noncumulative dividends based on the greater of the following: (a) 6% per year of the amount resulting from the division of subscribed capital by the total number of shares outstanding, or (b) 3% per year of the amount resulting from the division of shareholders' equity by the total number of shares, and are entitled to receive dividends equivalent to those paid to holders of common shares, after dividends in the same amount as mandatory minimum dividends on preferred shares have been paid to such holders.

20.     NET OPERATING REVENUE

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Monthly subscription charges	25,457	23,854	79,429	69,682
Use of network	142,635	133,654	615,154	528,639
Roaming charges	-	4,388	-	11,617
Additional call charges	3,998	5,246	12,510	14,960
Interconnection	97,643	95,454	419,796	372,464
Additional services	3,846	3,719	15,506	10,914
Sales of products	46,240	27,177	211,515	133,734
Other services	1,554	-	6,276	499

Gross operating revenue	321,373	293,492	1,360,186	1,142,509
Deductions	(73,145)	(57,531)	(336,621)	(240,710)
Net operating revenue	248,228	235,961	1,023,565	901,799

21.     COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Personnel	(3,103)	(4,098)	(10,354)	(8,811)
Outside services	(4,641)	(4,355)	(17,949)	(21,780)
Connections	(2,196)	(2,793)	(14,463)	(18,281)
Rent, insurance and condominium fees	(3,012)	(1,370)	(8,469)	(6,015)
Interconnection	(4,807)	(26,866)	(42,791)	(97,148)
Taxes and contributions	(547)	(6,059)	(3,116)	(29,608)
Depreciation and amortization	(23,711)	(26,052)	(76,401)	(79,255)
Cost of products sold	(53,756)	(36,625)	(218,939)	(156,708)
Other	(1,132)	(1,141)	(6,304)	(3,148)
Total	(96,905)	(109,359)	(398,786)	(420,754)

22.     SELLING EXPENSES

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Personnel	(9,286)	(3,009)	(31,120)	(13,559)
Supplies	(1,211)	(243)	(3,784)	(1,964)
Outside services	(34,074)	(16,940)	(135,673)	(80,592)
Rent, insurance and condominium fees	(1,513)	(973)	(4,089)	(3,134)
Taxes and contributions	(113)	(28)	(420)	(116)
Depreciation and amortization	(2,145)	(1,067)	(8,967)	(3,970)
Allowance for doubtful accounts	(5,640)	(5,160)	(26,120)	(24,458)
Other	(2)	(573)	(6)	(1,579)
Total	(53,984)	(27,993)	(210,179)	(129,372)

23.     GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Personnel	(12,490)	(20,892)	(25,178)	(26,440)
Supplies	(538)	(824)	(1,269)	(1,892)
Outside services	(11,514)	(21,770)	(27,363)	(44,050)
Rent, insurance and condominium fees	(1,048)	(2,380)	(3,593)	(3,189)
Taxes and contributions	(223)	(1,178)	(1,183)	(1,394)
Depreciation and amortization	(5,714)	(5,374)	(14,875)	(12,253)
Other	(1)	(117)	(1)	(268)
Total	(31,528)	(52,535)	(73,462)	(89,486)

24.     OTHER OPERATING INCOME (EXPENSES)

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Income:
Fines	4,158	2,209	15,313	10,485
Recovered expenses	465	154	1,033	448
Reversal of reserves	7	2,675	2,659	5,572
Corporate services	20,331	22,711	-	-
Other	1,894	324	6,186	2,488
Total	26,855	28,073	25,191	18,993

Expenses:
Reserve for contingencies	(863)	-	(4,669)	(146)
Telegoiás and NBT goodwill amortization	(781)	(781)	(781)	(781)
Taxes other than income	(6,547)	(5,349)	(18,875)	(13,876)
Donations and sponsorship	(744)	-	(3,147)	-
Other	(954)	(819)	(1,391)	(2,711)
Total	(9,889)	(6,949)	(28,863)	(17,514)

25.     FINANCIAL INCOME (EXPENSES)

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Income
Interest	12,017	33,834	83,233	123,005
Exchange variations	30	57,318	126	78,097
Hedge operations, net	2,255	-	6,255	-
(-) PIS/COFINS on financial income	(2,363)	(4,155)	(10,415)	(9,547)
Total	11,939	86,997	79,199	191,555

Expenses
Interest	(5,082)	(22,620)	(24,227)	(45,015)
Monetary/exchange variations	(14,316)	1,446	(26,470)	2,091
Hedge operations, net	-	(65,007)	-	(82,068)
Total	(19,398)	(86,181)	(50,697)	(124,992)

Financial income (expense), net	(7,459)	816	28,502	66,563

26.     TAXES ON INCOME

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, on the accrual basis. The subsidiary TCO IP has tax losses without deferral of income and social contribution taxes since no taxable income is expected. The income and social contribution taxes effect on these losses is recorded under "Unrecognized income and social contribution taxes" in the reconciliation of taxes on income below, in the amount of R$617. Deferred taxes are provided on temporary differences as shown in Note 7. Income and social contribution taxes charged to income consist of the following:

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Income tax	(14,085)	(17,093)	(85,664)	(75,503)
Social contribution tax	(5,356)	(6,156)	(31,151)	(27,316)
Income tax deffered	(820)	(291)	(5,294)	(9,118)
Social contribution tax deffered	(296)	(809)	(1,906)	(3,283)
Total	(20,557)	(24,349)	(124,015)	(115,220)

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Income before taxes	257,056	236,479	363,725	331,272

Income and social contribution taxes at combined statutory rate	(87,399)	(80,402)	(123,667)	(112,633)
Permanent additions:
Donations and sponsorship	(59)	(404)	(281)	(1,048)
Interest on capital	-	(624)	-	(793)
Other	(396)	-	(611)	-
Permanent exclusions:
Reserve for maintenance of integrity of shareholders' equity	4,775	-	-	-
Equity pick-up	61,726	57,066	-	-
Unrecognized income and social contribution taxes on temporary differences - TCO IP	-	-	(617)	(671)
Surtax difference	12	12	84	84
Other	784	3	1,077	(159)
Income and social contribution taxes charges	(20,557)	(24,349)	(124,015)	(115,220)

27.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

The Company and its subsidiaries provide cellular mobile services in the States of Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Rondônia, Acre, Amazonas, Roraima, Amapá, Pará, Maranhão and Distrito Federal, in accordance with the terms of concessions granted by the Federal Government. The operators are also engaged in the purchase and sale of handsets through their own sales network as well as distribution channels, thus fostering their essential activities. The major market risks to which the Company and its subsidiaries are exposed include:

•      Credit risk - arising from any difficulty in collecting telecommunication services provided to customers and revenues from the sale of handsets by the distribution network.

•      Interest rate risk - resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (LIBOR, CDI and TJLP).

•      Currency risk - related to debt contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

Since they were formed, the Company and its subsidiaries have been actively managing and mitigating risks inherent in their operations by means of comprehensive operating procedures, policies and initiatives.

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the Company's customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services of the Company's and its subsidiaries' customers, 81% of which (73% as of June 30, 2003) use prepaid services that require pre-loading, thus not representing a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit granting policy, which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer's balance sheet, and making inquiries of credit protection agencies' databases. In addition, an automatic control has been implemented in the sales module for releasing products, which is integrated with the distribution module of the Company's ERP system for consistent transactions.

The Company is also subject to credit risk from temporary cash investments and receivables from swap operations. The Company diversifies this exposure between leading financial institutions.

Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in TJLP (local index) on financing from the BNDES. As of June 30, 2004, these operations amounted to R$149,141 (R$160,106 as of March 31, 2004).

The Company is also exposed to interest rate risk, especially associated with the cost of CDI rates, due to its exchange rate derivative transactions. However, the balance of temporary cash investments, also indexed to the CDI, neutralizes this effect.

The Company and its subsidiaries have not entered into derivative operations to hedge against these risks.

Foreign currency-denominated loans are also exposed to Libor interest rate risk associated with foreign loans. As of June 30, 2004, these operations amounted to US$35,161,000 (US$54,508,000 as of March 31, 2004).

Currency risk

The Company and its subsidiaries utilize derivative instruments to protect against currency risk on foreign currency-denominated loans. Such instruments usually include swap contracts.

The Company's and its subsidiaries' net exposure to currency risk as of March 31, 2004 is shown in the table below:

US$

Loans and financing - US$	(35,470)
Loans and financing - UMBNDES (*)	(4,869)
Hedge instruments	40,861
Net exposure	522

(*) UMBNDES is a monetary unit prepared by the BNDES, consisting of a basket of foreign currencies, the principal of which is the U.S. dollar; for this reason, the Company and its subsidiaries consider it as U.S. dollar in the risk coverage analysis related to fluctuations in exchange rates.

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Book and market values of loans and financing and derivative instruments are estimated as follows:

	Book	Market	Unrealized
	value	value	gain

Loans and financing	(291,708)	(282,869)	8,839
Derivative instruments	(4,555)	454	5,009
Total	(296,263)	(282,415)	13,848

c) Market value of financial instruments

The market values of loans and financing and swap contracts were determined based on the discounted cash flows, using projected available interest rate information.

Estimated market values of the Company's financial assets and liabilities have been determined using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions may have a material effect on the estimated market values.

28.     POST-RETIREMENT BENEFIT PLANS

The Company, together with other companies of the former Telebrás System, sponsors private pension and health care plans for retired employees, managed by Fundação Sistel de Seguridade Social ("Sistel") as follows:

a) PBS A - A multi-sponsored defined benefit plan, for participants already covered who were in such position on January 31, 2000.

b) PBS TCO - A defined benefit plan sponsored individually by the Company.

c) PAMA - A multi-sponsored healthcare plan for retired employees and their dependents, at shared costs.

Contributions to the PBS-TCO plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with rules in force in Brazil. Costing is determined using the capitalization method, and the contribution due by the sponsor is equivalent to 13.5% of payroll for participating employees, of which 12% is allocated to fund the PBS-TCO and 1.5% for the PAMA plan.

d) TCO PREV - An individual defined contribution plan, established by SISTEL in August 2000. The Company's contributions to the TCO PREV plan are equal to those of the participants, up to 8% of the contribution salary, according to the percentage chosen by the participant.

In the first half of 2004, the Company contributed R$2 (R$2 in 2003) to the PBS-TCO Plan and R$3,577 (R$2,011 in 2003) to the TCO PREV Plan.

In the first half of 2004, the Company and its subsidiaries recognized on a proportional basis the actuarial cost estimated for 2004, and recorded the amount of R$2,810 as of June 30, 2004.

29.     CORPORATE RESTRUCTURING

On May 13, 2004, the Boards of Directors of the Company and its Parent Company approved a corporate restructuring for the purpose of transferring to the Company and its subsidiaries the goodwill paid by TCP on the acquisition of the ownership control of TCO, in the amount of R$1,503,121 as of May 31, 2004.

Before the goodwill was transferred to the Company, a reserve for maintenance of integrity of the merging company's shareholders' equity, in the amount of R$992,060, was recognized. Therefore, the net assets transferred to the Company was R$511,061, which essentially represents the tax benefit arising from the deductibility of said goodwill upon its transfer to the Company and its subsidiaries.

The merged net assets will be amortized over a five-year estimated period, and against a special goodwill reserve to be transferred to the capital account in favor of the parent company upon the realization of the tax benefit, ensuring to the other shareholders a participation in these capital increases, should the determined funds be paid to TCP.

On June 30, 2004 the transfer of part of the net assets to its subsidiaries, based on valuation reports prepared by independent specialists, was approved, as follows:

Company	Goodwill	Reserve for maintenance of integrity of shareholders' equity	Net

Telemat	248,558	164,048	84,510
Telegoiás	352,025	232,336	119,689
Telems	144,078	95,092	48,986
Teleron	68,775	45,392	23,383
Teleacre	29,353	19,373	9,980
Restructuring sum	842,789	556,241	286,548

TCO balance	660,332	435,819	224,513
Total	1,503,121	992,060	511,061

Concomitantly with the transfer of part of the net assets to the subsidiaries, the proposal for merging the shares of minority shareholders of subsidiaries was approved, and these shareholders will receive Company shares proportionally to the fair value valuation report prepared by independent specialists. The transfer of ownership interest in subsidiaries resulted in a capital increase of R$28,554.

The accounting records maintained for corporate and tax purposes of the companies include specific accounts related to transferred goodwill, reserve, amortization, reversal and corresponding tax credits. As of June 30, 2004, balances are as follows:

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Balance
Transferred goodwill	658,677	14,027	1,510,337	48,403
Transferred reserve	(434,727)	(9,258)	(996,823)	(31,946)

Net effect equivalent to transferred tax credit	223,950	4,769	513,514	16,457

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Statement of income
Goodwill amortization	(20,357)	(9,351)	(57,321)	(32,269)
Reversal of reserve	13,436	6,171	37,832	21,298
Tax credit	6,921	3,180	19,489	10,971

Effect on net income	-	-	-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and the corresponding tax credit, results in a zero effect on income and, consequently, on the basis for calculating the mandatory minimum dividend. For a better presentation of the financial position of the Companies in the financial statements, the net amount, which, in essence, represents the transferred tax credit balance, was classified in the balance sheet as current and long-term assets under deferred taxes (Note 7).

30.     RELATED-PARTY TRANSACTIONS

The principal transactions with unconsolidated related parties are as follows:

a)        Use of network and long-distance (roaming) cellular communication - these transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A., Telesp Celular S.A., Global Telecom S.A. and Celular CRT S.A. Part of these transactions was established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL.

b)       Corporate services are transferred to subsidiaries at the cost effectively incurred.

c)        Payables to affiliates refer to loans between the Company and its subsidiaries.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated
	06/30/04	03/31/04	06/30/04	03/31/04

Assets:
Trade accounts receivable	7,874	7,766	11,821	6,160
Receivables from subsidiaries and affiliates	6,407	7,880	1,090	420
Loans and financing	36,737	5,276	-	-

Liabilities:
Trade accounts payable	1,401	1,440	36,358	5,031
Payables to subsidiaries and affiliates	4,967	3,410	4,967	4,593

	Company		Consolidated
	06/30/04	06/30/03	06/30/04	06/30/03

Statement of income:
Revenue from telecommunication services	-	880	-	1,792
Cost of services provided	(6,139)	(982)	(2,862)	(1,858)
Selling expenses	(2,005)	-	(9,159)	-
General and administrative expenses	(3,305)	(1,887)	(15,799)	-
Financial income (expenses), net	922	600	-	-
Other operating income, net	21,890	23,049	-	-

31.     INSURANCE (CONSOLIDATED)

The Company and its subsidiaries monitor risks inherent in their activities. Accordingly, as of June 30, 2004, the Companies had insurance to cover operating risks, civil liability, health, etc. The Companies' management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Insured
Type	amount

Operating risks	932,250
General civil liability	5,822
Vehicle fleet	200

32.     AMERICAN DEPOSITARY RECEIPTS (ADRs) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE), with the following characteristics:

•          Type of shares: preferred.

•          Each ADR represents 3,000 preferred shares.

•          Shares are traded as ADRs, under the code "TRO", on the New York Stock Exchange.

•          Foreign depositary bank: The Bank of New York.

•          Custodian bank in Brazil: Banco Itaú S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Luis André Carpintero Blanco
Luis André Carpintero Blanco Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.